

December 13, 2023

Jonathan Lock
Senior Vice President, Chief Financial Officer
Chemours Co
1007 Market Street
Wilmington, Delaware 19801

> **Re: Chemours Co**
> **Form 10-K for Fiscal Year ended December 31, 2022**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2023**
> **File No. 001-36794**

Dear Jonathan Lock:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 64

1. We note the introduction into your presentation of non-GAAP measures, which refers to free cash flows (FCF) as a performance measure. We further note the reconciliation of FCF is from cash provided by operating activities, a liquidity measure. As such, please revise your disclosures provided in accordance with Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K to consistently characterize your presentation of FCF. Refer to Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for additional guidance. Address this comment and all other non-GAAP measure comments in both your period and current reports, as applicable.

2. For each non-GAAP measure presented, please present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this

regard, we note your presentation of adjusted EBITDA margin, return on invested capital, and net leverage ratio without presenting the comparable margin, percentage or ratio calculated using the most comparable US GAAP measures.

3. For your presentation of return on invested capital and net leverage ratio using non-GAAP measures, please revise the titles to clearly distinguish these measures as being based on non-GAAP measures rather than US GAAP measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K for guidance.

4. Please revise your reconciliation of Adjusted EBIT to begin with the most comparable US GAAP measure rather than another non-GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 73

5. Please expand the footnote disclosures you provide for the adjustments to discuss all material components and to quantify each component discussed. For example, footnote 5 for the litigation-related charges of $675 million for the nine-months ended September 30, 2023, refers to litigation settlements, PFOA drinking water treatment accruals, and related legal fees with a reference to Note 17. However, Note 17 discloses that $592 million was recognized within selling, general and administrative expenses during the nine-months ended September 30, 2023, which leaves $83 million of the adjustment unexplained and/or unquantified.

6. We note that you are now referring to environmental remediation expenses that are adjusted as non-recurring. Please remove this characterization of this adjustment or explain how you were able to conclude this characterization is appropriate given that this is an adjustment made every period presented. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

7. We note that you have included $28M for the write-off of certain raw materials inventory within the restructuring, asset-related and other charges adjustment for the nine-months ended September 30, 2023. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for this portion of the adjustment.

8. We note your presentation of adjusted free cash flows beginning in the September 30, 2023 Form 10-Q. Please tell us how you concluded that adjusting FCFs for PFAS litigation settlements is consistent with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.

Jonathan Lock
Chemours Co
December 13, 2023
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services